Ballard Power Systems

News Release

Ballard Closes Strategic Intellectual Property Transaction with United Technologies Corp.

•	Acquisition of United Technologies fuel cell IP portfolio

•	Strategic alliance with United Technologies focused on IP licensing

For Immediate Release – April 24, 2014

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP)( TSX: BLD) today announced that it has acquired the transportation- and stationary-related fuel cell intellectual property (IP) assets of United Technologies Corporation (“UTC”, NYSE: UTX). These assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to Proton Exchange Membrane (PEM) fuel cell technology.

John Sheridan, Ballard President and CEO said, “We believe that this acquisition gives Ballard a commanding position in strategic fuel cell IP, strengthening our ability to grow shareholder value. Further, our new alliance with United Technologies will bolster Ballard’s execution capabilities, particularly in the generation of IP licensing revenue.”

In addition to incremental IP licensing revenue opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification.

As consideration for the patents and patent applications as well as patent licenses, invention disclosures and know-how, UTC has received 5.1 million Ballard common shares, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses and a royalty on Ballard’s future IP licensing income generated from the combined IP portfolio.

In connection with the transaction, Ballard and United Technologies have formed a strategic alliance led by a joint Advisory Council. The Advisory Council will focus on licensing and other commercial market opportunities arising from the combination of the acquired UTC portfolio with Ballard’s extensive intellectual property.

Kelly Romano, Vice President of UTC’s Innovation Business Development group added, “With over 50 years of leading edge technology development, UTC’s fuel cell IP portfolio is widely recognized as one of the foundational and pioneering technology assets in the space. We are excited to announce today’s alliance with Ballard to continue the development and commercialization of these valuable assets.”

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated shipments, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com